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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-1

                                (AMENDMENT NO. 4)
                             TENDER OFFER STATEMENT

       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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        This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's Offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), at $17.00 per Share net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        Item 3 is hereby amended to add the following:

               On March 28, 1999, Mr. Cor Boonstra, President and Chief Executive Officer of Royal Philips, received a letter from Mr. Alfred J. Stein, Chairman and Chief Executive Officer of the Company, in the form attached to this Schedule 14D-1 as Exhibit (g)(4), which is incorporated by reference herein.

               On March 29, 1999, Mr. Arthur van der Poel, Chairman of Philips Semiconductors, sent to Mr. Stein, a letter in the form attached to this
        Schedule 14D-1 as Exhibit (g)(5), which is incorporated by reference herein.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended to add the following:

(g)(4) Form of letter dated March 28, 1999 from Alfred J. Stein, Chairman and Chief Executive Officer of the Company, to Cor Boonstra, President and Chief Executive Officer of Royal Philips.

(g)(5) Form of letter dated March 29, 1999 from Arthur van der Poel, Chairman of Philips Semiconductors, to Alfred J. Stein, Chairman and Chief Executive Officer of the Company.



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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1999

                                         KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                         By: /s/ GUIDO R.C. DIERICK
                                            ------------------------------------
                                            Name:  Guido R.C. Dierick
                                            Title: Director and Deputy Secretary


                                         KPE ACQUISITION INC.



                                         By: /s/ BELINDA CHEW
                                            ------------------------------------
                                            Name:  Belinda Chew
                                            Title: Vice President







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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION
------                                           -----------

(g)(4) Form of letter dated March 28, 1999 from Alfred J. Stein, Chairman and Chief Executive Officer of the Company, to Cor Boonstra, President and Chief Executive Officer of Royal Philips.

(g)(5) Form of letter dated March 29, 1999 from Arthur van der Poel, Chairman of Philips Semiconductors, to Alfred J. Stein, Chairman and Chief Executive Officer of the Company.


















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